IMH FINANCIAL CORPORATION
4900 N. Scottsdale Rd. #5000
Scottsdale, Arizona 85251

August 1, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C.  20549

Re:	IMH Financial Corporation
Withdrawal of Request for Registration Statement on
Form S-11 (File No. 333-170157)

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), IMH Financial Corporation, a Delaware corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-11 (File No. 333-170157), together with all exhibits and amendments thereto including Amendment No. 1 to Registration Statement on Form S-11 filed on January 24, 2011 (collectively, the “Registration Statement”).  The Registration Statement was initially filed with the Commission on October 27, 2010 and amended on January 24, 2011.  The Registrant does not intend to conduct the offering of securities contemplated in the Registration Statement because the Registrant does not consider it to be appropriate timing to seek to raise proceeds in the public markets and concurrently effect a listing on a national securities exchange.  The Registrant requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Registrant confirms that no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.  The Registrant hereby informs the Commission that it may undertake a private offering in reliance on Rule 155(c) under the Securities Act.  The Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement.  Please fax a copy of the order to the Registrant’s counsel, Peter T. Healy, Esq. of O’Melveny & Myers LLP, at (415) 984-8701.

The Registrant also requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements.  If you have any questions regarding this application for withdrawal, please contact Peter T. Healy, Esq. of O’Melveny & Myers LLC, at (415) 984-8833.

Very truly yours,

IMH FINANCIAL CORPORATION.

By:    /s/ William G. Meris
Name: William G. Meris
Title:   President and Chief Financial Officer